Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”) and its performance for the three months ended March 31, 2021. This MD&A should be read in conjunction with TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2020 and notes thereto (the “Consolidated Financial Statements”), prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board, TIP Inc.’s MD&A for the year ended December 31, 2020 and TIP Inc.’s unaudited condensed consolidated financial statements for the three months ended March 31, 2021 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, owns and controls a majority interest in Trilogy LLC. As of March 31, 2021, TIP Inc. holds a 69.4% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of May 11, 2021 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to, statements relating to: the continued expansion of wireless communication and data technologies, and its growing affordability; revenue growth from increasing consumption of data services; the Company’s ability to retain, and capture a larger share of, customers; change in the economic, competitive and market conditions in New Zealand and Bolivia; the performance of the Company’s investments; the renewal or expiration of the Company’s spectrum licenses; the availability of 5G spectrum licenses; changes in regulatory policies and the enforcement of service quality and other compliance requirements; the continuing impact of the coronavirus (COVID-19) pandemic; the ability of 2degrees to consummate a partial listing of its shares on the New Zealand Stock Exchange and/or the Australian Securities Exchange, the timing of any such listing and, as the result of such listing, the reduction of debt, the acceleration of growth initiatives at 2degrees, the expected level of TIP Inc.’s retained interest in 2degrees; and the results of the Exchange Offer and Consent Solicitations (as defined below). Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;

•	the Company meeting its future objectives and priorities;

•	the Company having access to adequate capital to fund its future projects and plans;

•	the Company’s future projects and plans proceeding as anticipated;

•	taxes payable;

•	subscriber growth, pricing, usage and churn rates;

•	technology deployment;

•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;

•	general economic and industry growth rates; and

•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in TIP Inc.’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”) filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements, include, without limitation:

•	the results of the Exchange Offer and Consent Solicitations;

•	the Company’s history of incurring losses and the possibility that the Company will incur losses in the future;

•	the Company having insufficient financial resources to achieve its objectives;

•	risks related to any potential acquisition, investment or merger;

•	the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;

•	TIP Inc.’s and Trilogy LLC’s status as holding companies;

•	the Company’s ability to sell or purchase assets;

•	the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;

•	the Company’s ability to incur additional debt despite its level of indebtedness;

•	the Company’s ability to pay interest due on its indebtedness and Trilogy LLC’s reliance on dividend distributions from its operating subsidiaries in New Zealand and Bolivia to fund such payments;

•	the Company’s ability to refinance its indebtedness;

•	the risk that the Company’s credit ratings could be downgraded;

•	the significant political, social, economic and legal risks of operating in Bolivia;

•	the regulated nature of the industry in which the Company participates;

•	some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;

•	the need for spectrum access;

•	the use of “conflict minerals” in handsets and the availability of certain products, including handsets;

•	risks related to anti-corruption compliance;

•	intense competition in all aspects of the Company’s business;

•	lack of control over network termination costs, roaming revenues and international long distance revenues;

•	rapid technological change and associated costs, including the ability of the Company’s subsidiaries to finance, construct and deploy 5G technology in their markets;

•	reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates;

•	subscriber churn risks, including those associated with prepaid accounts;

•	the need to maintain distributor relationships;

•	the Company’s future growth being dependent on innovation and development of new products;

•	security threats and other material disruptions to the Company’s wireless network;

•	the ability of the Company to protect subscriber information and cybersecurity risks generally;

•	actual or perceived health risks associated with handsets;

•	risks related to litigation, including class actions and regulatory matters;

•	risks related to fraud, including device financing, customer credit card, subscription and dealer fraud;

•	reliance on limited management resources;

•	risks related to the minority shareholders of the Company’s subsidiaries;

•	general economic risks;

•	risks related to natural disasters, including earthquakes and public health crises (including the coronavirus (COVID-19) outbreak) and related potential impact on the Company’s financial results and performance;

•	risks related to climate change and other environmental factors;

•	foreign exchange rate and interest rate changes and associated risks;

•	risks related to currency controls and withholding taxes;

•	TIP Inc.’s, Trilogy LLC’s, and their subsidiaries’ ability to utilize carried forward tax losses;

•	tax related risks;

•	TIP Inc.’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;

•	Trilogy LLC’s obligations to make distributions to TIP Inc. and the other owners of Trilogy LLC;

•	differing interests among TIP Inc.’s and Trilogy LLC’s equity owners in certain circumstances;

•	new laws and regulations;

•	risks associated with the Company’s internal controls over financial reporting;

•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;

•	additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;

•	risks that the market price of the common shares of TIP Inc. (the “Common Shares”) may be volatile and may continue to be significantly depressed;

•	risks that substantial sales of Common Shares may cause the price of the shares to decline;

•	risks that TIP Inc. may not pay dividends;

•	restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends, including the risk that operating results may impact distribution tests under their debt facilities and reduce or preclude the payment of dividends and the risk that the timing of upcoming spectrum renewals in New Zealand may impact the ability of 2degrees to pay dividends;

•	dilution of the Common Shares and other risks associated with equity financings;

•	the ability of the Company to enhance its 4G LTE networks with 4.5G and 4.9G features;

•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and

•	risks of a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

All forward-looking statements included herein are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the 2020 Annual Report under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, “2degrees”, “NuevaTel” and “Viva”. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services are available to an aggregate population of 16.8 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched Two Degrees Mobile Limited (“2degrees”) as a greenfield wireless communications operator in New Zealand. As of March 31, 2021, the Company had 1,663 employees.

The market operations in New Zealand and Bolivia represent the Company’s two reportable segments. Our chief operating decision maker, TIP Inc.’s Chief Executive Officer, assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA. See Note 17 – Segment Information to the Condensed Consolidated Financial Statements for additional information.

The Company’s Strategy

The Company’s strategy is to operate wireless and wireline telecommunications businesses in markets located outside the United States of America that demonstrate the potential for growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration. In New Zealand, the sale of bundled services, providing both mobile and broadband services to subscribers, continues to facilitate higher rates of customer retention and an ability to capture a larger share of household communications revenues and small and medium enterprise customers.

The Company’s wireless services are provided using a variety of communication technologies: Global System for Mobile Communications (“GSM” or “2G”) (NuevaTel only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G LTE”). Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. The Company’s 4G LTE networks will be enhanced with 4.5G and 4.9G features, which are known in the industry as LTE Advanced and LTE Advanced Pro, respectively, as traffic and capacity demands require. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers. In New Zealand, 5G spectrum is becoming available, enabling carriers to offer new and even more data-intensive wireless services and applications.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The effect of these fluctuations is referenced in this MD&A as “impact of foreign currency”. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	March 31, 2021	December 31, 2020	% Change
End of period NZD to USD exchange rate	0.70	0.72	(3)%

	Three Months Ended March 31,
	2021	2020	% Change
Average NZD to USD exchange rate	0.72	0.63	13%

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar (“CAD”), expressed in USD, as quoted by the Bank of Canada.

	March 31, 2021	December 31, 2020	% Change
End of period CAD to USD exchange rate	0.80	0.79	1%

	Three Months Ended March 31,
	2021	2020	% Change
Average CAD to USD exchange rate	0.79	0.74	6%

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans. We continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During the prior year and continuing through the filing date of the Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia.

In New Zealand, the government’s swift and significant response during 2020 had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions to mitigate impacts throughout the prior year. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 17 – Segment Information to the Condensed Consolidated Financial Statements), began to improve sequentially in the latter part of 2020 and continuing into the first quarter of 2021 as compared to the initial months of the pandemic. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers. More specifically, 2degrees continues to face a risk of increased bad debt expense and continued suppression of roaming revenues as international travel is restricted, although to date we have not yet observed a significant increase in bad debt expense in New Zealand.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. Over the course of 2020 and continuing through the first quarter of 2021, as compared to the periods before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, continuing into early 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the three months ended March 31, 2021. These net losses impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in the prior year and have continued to retain a full reserve through March 31, 2021. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively brief as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable as of March 31, 2021. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel’s financial performance could cause management to change its expectation with respect to NuevaTel’s ability to generate long-term cash flows and thus trigger a review of long-lived assets for impairment. Specifically, if NuevaTel’s business does not experience an improvement in key financial metrics, including revenue growth, subscriber stability and increased Segment Adjusted EBITDA over the course of fiscal year 2021, the expectation of recoverability of long-lived assets could change. Further, we note that while financial metrics have been significantly impacted by the pandemic, demand for telecommunication services and the importance of connectivity for the communities we serve have never been more critical. Management will continue to monitor financial and operational metrics over the course of fiscal year 2021 and evaluate whether facts and circumstances have changed and testing of assets for impairment is required. The balances of NuevaTel’s long-lived assets subject to recoverability consideration are material.

NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $30.9 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the three months ended March 31, 2021. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at NuevaTel.

As we look ahead, the New Zealand government continues to focus on a strategy of virus containment and elimination to manage COVID-19. This strategy has provided the citizens of New Zealand a largely unrestricted lifestyle, with the exception of international border closures. However, the strategy of virus elimination requires the government to swiftly enact restrictions, which can impact the mobility of citizens and the business operating environment. Additionally, continued border closures have significantly impacted roaming revenues and these revenues will remain under pressure until borders are reopened and international travel resumes. In April, the New Zealand and Australian governments created a travel bubble which provides quarantine-free travel between Australia and New Zealand. This quarantine-free travel between these two countries will be subject to protocols and at times may be paused if outbreaks of the virus occur within either of the travel regions. International travel borders, outside of the Australian travel bubble, will likely remain closed through most of 2021. The New Zealand government has initiated its COVID-19 vaccine rollout plan, which will provide a vaccine free to anyone in New Zealand. The New Zealand government has implemented a number of stimulus efforts over the past year to support the citizens of the country and the economy. Recently, the government has ended many of these programs, which may have an adverse impact on the New Zealand economy and could impact our customers and our business, including an increase in bad debt expense and an impact on ARPU (see “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” in this MD&A).

In Bolivia, new COVID-19 cases have begun to increase recently following another wave of infections in late January. This increase in case counts has prompted local governments within Bolivia to reduce mobility to prevent the spread of the virus. However, these restrictions are less severe than during the early stages of the pandemic, and typically are limited to nighttime curfews and restriction of larger gatherings. With the slower rollout of vaccinations within the country, it is likely the authorities within Bolivian will continue to respond quickly to rising levels of virus infection by implementing restrictions to control the virus. Depending on the level of restrictions, this could have an adverse impact on our revenues from our mobile services and related revenues. Additionally, economic uncertainty within Bolivia continues to persist and the risk of elevated levels of bad debt expense in the future remains. Also, recent legislation in Bolivia requires telecom providers to refrain from disconnecting customers in localities in which pandemic emergencies are declared. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to focus on managing NuevaTel’s working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist, even after strict quarantine measures have generally been lifted. Nevertheless, we continue to believe in the resilience and critical nature of the telecommunications services that we provide to our customers.

Overall Performance

The table below summarizes the Company’s key financial metrics for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,		% Variance
(in thousands)	2021	2020	3 mo. vs 3 mo.
Postpaid wireless subscribers	763	795	(4)%
Prepaid wireless subscribers	2,344	2,425	(3)%
Other wireless subscribers(1)	62	64	(3)%
Wireline subscribers	134	115	17%
Total ending subscribers	3,303	3,399	(3)%

(in millions, unless otherwise noted)
Service revenues	$138.2	$127.8	8%
Total revenues	$169.3	$152.8	11%
Net loss	$11.7	$17.3	(32)%
Net loss margin	8.5%	13.5%	(5.0	)pts
Consolidated Adjusted EBITDA(2)	$32.9	$27.4	20%
Consolidated Adjusted EBITDA Margin %(2)	23.8%	21.4%	2.4	pts
Capital expenditures(3)	$11.2	$16.1	(30)%

pts - percentage points
(1)Includes public telephony, fixed LTE and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Q1 2021 Highlights

•	Strong growth in New Zealand wireless postpaid subscribers which increased by 30 thousand, or 6%, for the three months ended March 31, 2021 compared to the same period in 2020. New Zealand postpaid service revenues increased 16% in the first quarter of 2021 compared to the first quarter of 2020 (a 3% increase excluding the impact of foreign currency).

•	New Zealand wireline subscribers increased by 19 thousand, or 17%, for the three months ended March 31, 2021 compared to the same period in 2020, driving a 39% increase in New Zealand wireline service revenues (a 23% increase excluding the impact of foreign currency).

•	New Zealand service revenues increased 21% for the three months ended March 31, 2021 compared to the same period in 2020 (a 7% increase excluding the impact of foreign currency).

•	In Bolivia, 4G LTE adoption increased to 51% as of March 31, 2021 from 46% as of March 31, 2020.

•	Consolidated Adjusted EBITDA increased 20% for the three months ended March 31, 2021 compared to the same period in 2020, due to an increase in New Zealand Segment Adjusted EBITDA of 26% (an 11% increase excluding the impact of foreign currency). Excluding the impact of foreign currency, Consolidated Adjusted EBITDA increased 7% for the three months ended March 31, 2021 compared to the same period in 2020. The increase in New Zealand Segment Adjusted EBITDA was partially offset by a decline in Bolivia Segment Adjusted EBITDA of 36%. Consolidated Adjusted EBITDA margin increased to 23.8% in the first quarter of 2021 compared to 21.4% in the first quarter of 2020, driven by increase in New Zealand Segment Adjusted EBITDA margin.

•	Net loss for the three months ended March 31, 2021 was $11.7 million compared to a net loss of $17.3 million in the same period in 2020, due to an 11% increase in consolidated revenues partially offset by an 8% increase in consolidated operating expenses.

Full Year 2021 Guidance

During the first quarter of 2021, our New Zealand business generated solid financial results with year over year growth in both service revenues and Segment Adjusted EBITDA. As a result of the stronger than expected performance to date, we are adjusting upward 2021 guidance. Our revised guidance ranges continue to contemplate muted roaming revenues due to border closures, as well as the uncertainty related to the potential economic impact of the conclusion of certain COVID-related government assistance programs in New Zealand.

Core capital expenditures guidance remains unchanged and is expected to be in the low 20s as a percentage of service revenues, compared to 18% in 2020.

(in millions)	2020 Actual	2020 Actual – Excluding the impact of New Revenue Standard(1)	2021 Guidance – Excluding the impact of New Revenue Standard and Foreign Currency	2021 Revised Guidance – Excluding the impact of New Revenue Standard and Foreign Currency
New Zealand
Service revenues	$357.0	$357.9	Increase of 2% to 4%	Increase of 4% to 6%
Segment Adjusted EBITDA	$111.4	$106.9	Increase of 2% to 4%	Increase of 4% to 6%

(1)	Excludes the effect of the implementation of ASC 606 “Revenue from Contracts with Customers” (New Revenue Standard) of ($0.9) million on service revenues and $4.5 million on Segment Adjusted EBITDA. See Note 13 – Revenue from Contracts with Customers to the Consolidated Financial Statements for additional information.

The above table outlines revised guidance ranges for selected full year 2021 New Zealand financial metrics. These ranges take into consideration our current outlook and our actual results for 2020 and the first quarter of 2021. The purpose of the financial outlook is to assist investors, shareholders and others in understanding certain financial metrics relating to expected 2021 financial results for evaluating the performance of this business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "Cautionary Note Regarding Forward-Looking Statements" in our MD&A and in our Annual Report on Form 20-F for 2020, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with annual full year plans approved by the TIP Inc. board of directors. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of March 31,		% Variance
(in thousands)	2021	2020	2021 vs 2020
New Zealand
Postpaid wireless subscribers	516	486	6%
Prepaid wireless subscribers	940	1,002	(6)%
Wireline subscribers	134	115	17%
New Zealand Total	1,590	1,602	(1)%

Bolivia
Postpaid wireless subscribers	247	309	(20)%
Prepaid wireless subscribers	1,405	1,423	(1)%
Other wireless subscribers(1)	62	64	(3)%
Bolivia Total	1,713	1,796	(5)%

Consolidated
Postpaid wireless subscribers	763	795	(4)%
Prepaid wireless subscribers	2,344	2,425	(3)%
Other wireless subscribers(1)	62	64	(3)%
Wireline subscribers	134	115	17%
Consolidated Total	3,303	3,399	(3)%

(1)Includes public telephony, fixed LTE and other wireless subscribers.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services or a combination thereof, in both the Company’s New Zealand and Bolivia segments, as well as public telephony, fixed LTE wireless and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company’s fixed broadband product in New Zealand.

The Company ended March 31, 2021 with 3.3 million consolidated subscribers, of which 3.2 million were wireless subscribers and 134 thousand were wireline subscribers. Wireline subscribers increased 19 thousand compared to March 31, 2020 and wireless subscribers declined 115 thousand compared to March 31, 2020, primarily due to the following:

•	New Zealand’s wireless subscriber base declined 2% compared to March 31, 2020, as a result of a 6% decline in prepaid subscribers, primarily due to 2degrees’ removal of approximately 28 thousand aged and inactive subscribers that were not generating meaningful prepaid wireless revenues. The decline in prepaid subscribers was partially offset by a 6% increase in postpaid subscribers.

•	Bolivia’s wireless subscriber base declined 5% compared to March 31, 2020, as a result of a decline of 20% in postpaid subscribers, primarily due to the impact of the COVID-19 pandemic. Prepaid subscribers, which comprise the majority of the wireless subscriber base, declined 1% compared to March 31, 2020.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	Three Months Ended March 31,		% Variance
(not rounded, unless otherwise noted)	2021	2020	3 mo. vs 3 mo.
Monthly blended wireless ARPU	$11.40	$10.78	6%
Monthly postpaid wireless ARPU	$28.11	$25.89	9%
Monthly prepaid wireless ARPU	$5.96	$5.68	5%
Cost of acquisition	$47.96	$50.08	(4)%
Equipment subsidy per gross addition	$6.22	$2.80	122%
Blended wireless churn	6.1%	4.9%	1.2	pts
Postpaid wireless churn	1.9%	2.0%	(0.1	)pts
Capital expenditures (in millions)(2)	$11.2	$16.1	(30)%
Capital intensity	8.1%	12.6%	(4.5	)pts

pts - percentage points
(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions” in this MD&A.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Consolidated monthly blended wireless ARPU increased by 6% for the three months ended March 31, 2021 compared to the same period in 2020. The increase in consolidated monthly blended wireless ARPU was due to the impact of foreign currency in New Zealand. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU declined 2%. The primary driver of the decline in consolidated monthly blended wireless ARPU was the impact of the COVID-19 pandemic on subscriber activity and usage of service, particularly in Bolivia. In Bolivia, blended wireless ARPU decreased 15% for the three months ended March 31, 2021 compared to the same period in 2020. In New Zealand, blended wireless ARPU increased 17% for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, New Zealand blended wireless ARPU increased 3% primarily due to the uptake of higher value prepaid service plans.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by the amount of equipment subsidies provided to subscribers, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition declined 4% for the three months ended March 31, 2021 compared to the same period in 2020. The decline in cost of acquisition was primarily driven by a decrease in sales and marketing while gross additions increased in the first quarter of 2021 compared to the first quarter of 2020. The decrease in consolidated sales and marketing was due to a decline in expenses in Bolivia associated with cost controls implemented in response to the COVID-19 pandemic. There was also lower commissions expense in Bolivia as a result of lower amortization expense of contract acquisition costs in the period.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers equipment subsidies in New Zealand on certain plans and wireless devices; however, in general there has been less of a focus on handset subsidies in recent years since the launch of an Equipment Installment Plan (“EIP”). In Bolivia, the grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market. Recently, “bring your own device” plans have also become popular, further contributing to a decrease in handset subsidies.

For the three months ended March 31, 2021, equipment subsidy per gross addition increased 122% compared to the same period in 2020 driven by higher handset subsidies in New Zealand. In New Zealand, equipment subsidy increased $1.8 million, or 242%, primarily due to an increase in the volume of handsets sold with a subsidy.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand during summer vacation. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Both 2degrees and NuevaTel evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements. Customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

Blended wireless churn increased by 1.2 percentage points for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to increased churn in Bolivia. The increase in churn in Bolivia was primarily due to prepaid promotional activity during the fourth quarter of 2020, which drove an increase in customer churn in the first quarter of 2021.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, such investments require focus on planning, funding and management.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this methodology for reporting capital expenditures best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the three months ended March 31, 2021, compared to the same period in 2020, the capital intensity percentage declined by 4.5 percentage points due to a decline in capital expenditures in both markets resulting from the timing of expenditures, including network capacity investments, and delays in projects impacted by the COVID-19 pandemic.

Results of Operations

Consolidated Revenues

	Three Months Ended March 31,		% Variance
(in millions)	2021	2020	3 mo. vs. 3 mo.
Revenues:
Wireless service revenues	$109.9	$106.6	3%
Wireline service revenues	26.2	18.8	39%
Equipment sales	31.1	25.0	25%
Non-subscriber ILD and other revenues	2.2	2.4	(11)%
Total revenues	$169.3	$152.8	11%

Consolidated Wireless Service Revenues

Wireless service revenues increased $3.3 million, or 3%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, wireless service revenues declined $5.4 million, or 5%, over the same period in 2020 as a decline in Bolivia was partially offset by an increase in New Zealand. The decline in Bolivia was primarily related to the societal restrictions mandated by the Bolivian government in response to the COVID-19 pandemic which restricted subscriber movement and impacted subscribers’ ability to purchase mobile services. In New Zealand, both prepaid and postpaid wireless service revenues increased, driven by an increase in prepaid ARPU and the larger postpaid subscriber base.

Consolidated Wireline Service Revenues

Wireline service revenues increased $7.4 million, or 39%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, wireline service revenues increased $4.9 million, or 23%, primarily due to the 17% growth in the wireline subscriber base in New Zealand.

Consolidated Equipment Sales

Equipment sales increased $6.1 million, or 25%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, equipment sales increased $3.0 million, or 11%, for the three months ended March 31, 2021 over the same period in 2020, as an increase in New Zealand was partially offset by a decline in Bolivia. The increase in New Zealand was driven by an increase in the volume of sales of higher priced devices during the three months ended March 31, 2021 over the same period in 2020. In Bolivia, equipment sales declined due to a decrease in the number of handsets sold during the period.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended March 31,		% Variance
(in millions)	2021	2020	3 mo. vs 3 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$54.0	$51.2	5%
Cost of equipment sales	34.1	26.2	30%
Sales and marketing	20.5	21.6	(5)%
General and administrative	28.8	27.9	3%
Depreciation, amortization and accretion	28.2	26.0	9%
Loss on disposal of assets and sale-leaseback transaction	0.4	0.7	(38)%
Total operating expenses	$166.1	$153.6	8%

Consolidated Cost of Service

Cost of service expense increased $2.8 million, or 5%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, cost of service declined $1.3 million, or 2%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a decline in Bolivia partially offset by an increase in New Zealand. The decline in Bolivia was mainly attributable to reduced interconnection costs as a result of lower voice traffic terminating outside of NuevaTel’s network. The increase in New Zealand was attributable to an increase in transmission expense associated with the growth of the wireline subscriber base coupled with other individually insignificant items. These increases were partially offset by a decline in combined network sharing and national roaming costs due to a network sharing agreement which commenced in the second quarter of 2020.

Consolidated Cost of Equipment Sales

Cost of equipment sales increased $7.9 million, or 30%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, cost of equipment sales increased $4.7 million, or 16%, for the three months ended March 31, 2021 compared to the same period in 2020, due to an increase in New Zealand partially offset by a decline in Bolivia. As discussed above in Consolidated Equipment Sales, the increase in New Zealand was attributable to an increase in the volume of sales of higher priced devices to new and existing subscribers in the first quarter of 2021 compared to 2020. The decline in Bolivia was due to a decline in the volume of handsets sold compared to the same period in 2020.

Consolidated Sales and Marketing

Sales and marketing declined $1.1 million, or 5%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, sales and marketing declined $2.9 million, or 12%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a decline in expenses in Bolivia related to cost controls implemented in response to the COVID-19 pandemic.

Consolidated General and Administrative

General and administrative costs increased $0.9 million, or 3%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, general and administrative costs declined $1.0 million, or 3%, for the three months ended March 31, 2021 compared to the same period in 2020, as the decline in Bolivia was partially offset by an increase in New Zealand. Declines in Bolivia relate to the cost controls implemented in response to the COVID-19 pandemic, including declines in salaries and wages, consulting costs and outsourcing costs. The increase in New Zealand was primarily the result of a $1.8 million one-time benefit in the first quarter of 2020 associated with 2degrees’ improvement in collections of EIP receivables previously sold, partially offset by a decline in bad debt expense year over year.

Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion increased $2.2 million, or 9%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, depreciation, amortization and accretion increased $0.2 million, or 1%, as an increase in New Zealand, primarily associated with wireless network placed in service, was partially offset by a decline in Bolivia. The decline in Bolivia was primarily attributable to the lower asset basis being depreciated.

Consolidated Other Expenses (Income)

	Three Months Ended March 31,		% Variance
(in millions)	2021	2020	3 mo. vs 3 mo.
Interest expense	$13.3	$11.4	17%
Change in fair value of warrant liability	(0.1)	0.1	(206)%
Other, net	(1.8)	2.0	(193)%

Consolidated Interest Expense

Interest expense increased $1.9 million for the three months ended March 31, 2021 compared to the same period in 2020, primarily related to the issuance of $50 million of senior secured notes by Trilogy International South Pacific LLC (the “TISP 2022 Notes”) in 2020. See Note 7 – Debt to the Condensed Consolidated Financial Statements for further information.

Consolidated Change in Fair Value of Warrant Liability

The gain of $0.1 million for the three months ended March 31, 2021 and the loss of $0.1 million in the same period in 2020 were due insignificant changes in the fair value of the warrant liability.

Consolidated Other, Net

Other, net income increased $3.8 million for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a $3.0 million change in fair value of interest rate swaps in New Zealand.

Consolidated Income Taxes

	Three Months Ended March 31,		% Variance
(in millions)	2021	2020	3 mo. vs 3 mo.
Income tax expense	$3.6	$3.1	17%

Income Tax Expense

Income tax expense increased $0.5 million for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to an increase in 2degrees’ income.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on fixed LTE. In New Zealand, fixed-broadband communications services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM (NuevaTel only), 3G and 4G LTE. In New Zealand, the Company operates its network through a total of 1,765 cell sites as of March 31, 2021. Of this total, the Company had 1,313 sites on-air that are directly operated by 2degrees, of which 1,264 were 4G LTE. In November 2019, 2degrees entered into a Radio Access Network (“RAN”) sharing agreement with a New Zealand telecommunications provider that will supply 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. As of March 31, 2021, the Company had 223 sites providing additional network coverage through this RAN sharing agreement. In addition, in April 2017, the three national mobile providers in New Zealand, 2degrees (through a wholly owned subsidiary), Vodafone New Zealand Limited (“Vodafone”) and Spark New Zealand Trading Limited (“Spark”), formed a joint venture, entitled the Rural Connectivity Group (“RCG”), to deliver a shared wireless broadband/mobile solution in rural areas identified by the government. As of March 31, 2021, the Company had 229 sites providing additional network coverage through this joint venture. In Bolivia, the Company had 1,309 cell sites on air, of which 1,194 were 4G LTE sites as of March 31, 2021.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of March 31, 2021	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	5.0	11.8
Wireless Penetration(2)	127%	94%
Company Wireless Subscribers (in thousands) as of March 31, 2021	1,456	1,713
Company Market Share of Wireless Subscribers(2)	24%	15%

(1)Source: The U.S. Central Intelligence Agency’s World Factbook estimated for July 2021.
(2)Source: Management estimate based on the most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. Based on the most currently available information, management estimates that 2degrees has a market share of wireless subscribers of 24%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market. Further, 5G creates further opportunities for 2degrees as 5G enables carriers to offer new and even more data-intensive wireless services and applications that can be utilized by both consumer and business customers.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that NuevaTel has a market share of wireless subscribers of 15%. Over the last decade, a growing middle class has emerged in Bolivia, but LTE adoption and broadband penetration remain low compared to other Latin American markets, indicating the potential for further growth. With its broad urban LTE coverage, NuevaTel believes its innovative datacentric and customer friendly product offerings, as well as its late 2019 launch of fixed LTE services, will stimulate data usage and increase revenue diversity.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of March 31, 2021, Company-controlled entities owned 73.2% of 2degrees with the remaining interests (26.8%) substantially owned by Tesbrit B.V., a Dutch investment company.

Overview

Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Spark, were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of the Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. After expanding the coverage of its network, 2degrees began to leverage its position as a high value market disruptor and shifted its focus to the higher ARPU postpaid consumer market. 2degrees launched postpaid service in 2010 and now has a 16% postpaid market share based on the most currently available information.

2degrees now also offers fixed broadband services which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates a higher rate of customer retention and enhances the ability of 2degrees to capture a larger share of household communications revenues and small and medium size enterprise customers. Fixed broadband services also support increased business-to-business penetration. 2degrees continues to reinforce its reputation for fairness in the New Zealand market by combining competitive pricing, innovative products and excellent customer service.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2020.

Governmental Regulation

New Zealand’s Minister for the Digital Economy and Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), advises the government on policy for telecommunications and spectrum issues.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ rights to use 700 MHz spectrum expire in 2031, its rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a payment for a portion of the 900 MHz spectrum to the New Zealand government in 2022 of an estimated $15 million NZD. 2degrees’ renewal rights to use 1800 MHz and 2100 MHz spectrum have an initial term of two years (until 2023). 2degrees has received offers for additional 18-year terms for this spectrum, which are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the 18-year term spectrum may be paid in four annual installments beginning January 2023. The total cost for renewing the 1800 MHz and 2100 MHz rights from 2021 to 2041 will be approximately $54 million NZD, excluding interest, of which $8.6 million NZD was paid in the first quarter of 2021.

The MBIE is also preparing for the introduction of 5G in New Zealand. The government has offered 2degrees the right to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. 2degrees intends to accept this offer. There is no right of renewal for this short-term allocation, which is expected to be followed by an auction of a larger allocation of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing of this auction. The MBIE is expected to consult industry on this auction in the second half of 2021. The MBIE has also been considering technical matters related to this allocation and other potential 5G bands for allocation in the future, including mmWave spectrum (above 20 GHz) and 600 MHz spectrum.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001, which provides for regulation of the telecommunications sector. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace. For specific services that are regulated, the Commerce Commission is authorized to set both price and non-price terms for services and to establish enforcement arrangements. The Commerce Commission’s responsibilities include wholesale regulation of fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming, and mobile termination access services.

The Commerce Commission is also responsible for implementing the regulatory framework introduced under the New Zealand Telecommunications Act (the “Telecommunications Act”) in 2018 for fiber services, which 2degrees uses in providing fixed broadband and mobile communications services to its customers. This regulatory framework takes a regulated “utility style” building blocks approach to the pricing of fiber services, representing a shift from the previous “Total Service Long Run Incremental Cost” pricing approach that has been applied to copper services. Beginning January 2022, price-regulated fiber providers will be subject to an overall revenue cap for regulated services and must provide certain services at “anchor” prices. All fiber providers will be subject to information disclosure obligations. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination obligations.

Following amendments to the Telecommunications Act in 2018, the Commerce Commission assumed oversight of telecommunications retail service quality issues, which is now a priority for the Commerce Commission. The Commerce Commission’s responsibilities with respect to retail service quality include monitoring the level of quality delivered to retail customers by providers, ensuring that consumers have access to data that enables informed purchase decisions, reviewing industry standards governing retail service quality, providing industry guidelines on retail service quality matters, and establishing mandatory retail service quality standards. The Commerce Commission is also required to review the industry’s dispute resolution scheme at least once every three years. The Commerce Commission is currently working with industry stakeholders on a number of these issues.

The New Zealand government has taken an active role in funding the deployment of fiber (the “Ultra-Fast Broadband Initiative”) and rural infrastructure (the Rural Broadband Initiative or “RBI” and the “RBI2” extension, which also included a Mobile Black Spots Fund) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative is expected to reach 87% of the population by December 2022. As described above, the RCG was formed by a wholly owned subsidiary of 2degrees, Vodafone and Spark to deliver a shared wireless broadband/mobile solution in rural areas in response to the New Zealand government’s proposed RBI2 project. In August 2017, the New Zealand government and the RCG signed an agreement whereby the government initially committed to contribute $150 million NZD to the RCG for the RBI2 project on the condition that each RCG partner, including 2degrees, invest $20 million NZD over several years and contribute to the operating costs of the RBI2 network. In December 2018, the government expanded the RBI2 project funding by an additional $145 million NZD, of which up to $115 million NZD was allocated to the RCG. In 2020, the government announced further funding increases for improved rural capacity and connectivity in response to COVID-19 developments and 2degrees was awarded a contract directly with the New Zealand government to provide capacity upgrades to its existing infrastructure and new coverage areas in order to support a greater number of rural New Zealand end users.

New Zealand - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2021	2020	3 mo. vs 3 mo.
Service revenues	$103.4	$85.3	21%
Total revenues	$134.3	$108.5	24%
Segment Adjusted EBITDA	$32.9	$26.2	26%
Segment Adjusted EBITDA Margin %(1)	31.8%	30.7%	1.2	pts

Postpaid Subscribers (in thousands)
Net additions	5	8	(39)%
Total postpaid subscribers	516	486	6%

Prepaid Subscribers (in thousands)
Net (loss) additions	(32)	21	(249)%
Total prepaid subscribers	940	1,002	(6)%

Total wireless subscribers (in thousands)	1,456	1,488	(2)%

Wireline Subscribers (in thousands)
Net additions	2	7	(65)%
Total wireline subscribers	134	115	17%

Total ending subscribers (in thousands)	1,590	1,602	(1)%

Blended wireless churn	2.6%	2.2%	0.4	pts
Postpaid churn	1.0%	1.2%	(0.2	)pts

Monthly blended wireless ARPU (not rounded)	$17.19	$14.68	17%
Monthly postpaid wireless ARPU (not rounded)	$31.95	$29.31	9%
Monthly prepaid wireless ARPU (not rounded)	$9.19	$7.38	25%

Monthly residential wireline ARPU (not rounded)	$55.27	$44.46	24%

Capital expenditures (2)	$10.2	$13.6	(26)%
Capital intensity	9.8%	16.0%	(6.2	)pts

pts - percentage points
(1)Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.
(2)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Service revenues increased $18.1 million, or 21%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, service revenues increased $6.7 million, or 7%, for the three months ended March 31, 2021 compared to the same period in 2020, due to an increase in subscriber revenues. Subscriber revenues, which include postpaid and prepaid wireless service revenues and wireline service revenues, increased $18.6 million, or 22%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, subscriber revenues increased $7.6 million, or 8%, for the three months ended March 31, 2021 compared to the same period in 2020. This increase was primarily due to growth in wireline revenues driven by the larger wireline subscriber base and an increase in wireline ARPU. There were also increases in prepaid and postpaid wireless service revenues driven by an increase in prepaid ARPU and the larger postpaid subscriber base.

Total revenues increased $25.8 million, or 24%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, total revenues increased $11.4 million, or 9%, for the three months ended March 31, 2021 compared to the same period in 2020. This increase was mainly attributable to the increase in service revenues mentioned above. In addition, there was an increase in equipment sales of $7.7 million, or 33%, (an increase of $4.7 million, or 18%, excluding the impact of foreign currency) for the three months ended March 31, 2021 compared to the same period in 2020. This increase was primarily driven by the rise in the volume of sales of higher priced devices in 2021 compared to 2020.

For the three months ended March 31, 2021, compared to the same period in the prior year, operating expenses increased $21.6 million, or 22%, (an increase of $8.5 million, or 8%, excluding the impact of foreign currency), primarily due to the following:

•	Cost of service increased $4.6 million, or 15%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, the increase was $0.5 million, or 2%, due to an increase in transmission expense associated with the growth of the wireline subscriber base coupled with other individually insignificant items. These increases were partially offset by a decline in combined network sharing and national roaming costs, due to a network sharing agreement which commenced in the second quarter of 2020;

•	Cost of equipment sales increased $9.5 million, or 40%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, the increase was $6.4 million, or 24%, primarily due to an increase in the volume of sales of higher priced devices to new and existing subscribers in 2021 compared to 2020;

•	Sales and marketing increased $1.5 million, or 11%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, sales and marketing declined $0.3 million, or 2%, primarily due to a $1.1 million decline in advertising and sponsorships costs. This decline was offset by a $0.9 million increase in commissions expense primarily associated with higher amortization expense of certain contract acquisition costs that were capitalized beginning upon the adoption of the new revenue standard on January 1, 2019. For additional information and details regarding adoption of the new revenue standard, see Note 13 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements;

•	General and administrative increased $3.3 million, or 22%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, the increase was $1.3 million, or 8%. This increase was primarily the result of a $1.8 million one-time benefit in the first quarter of 2020 associated with 2degrees’ improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer. This increase was partially offset by a decline in bad debt expense in the first quarter of 2021, compared to the same period in 2020, attributable to accounts receivable collection efforts and the improved credit risk of our customer portfolio; and

•	Depreciation, amortization, and accretion increased $3.2 million, or 21%, compared to the same period in 2020. Excluding the impact of foreign currency, depreciation, amortization, and accretion increased $1.2 million, or 7%, primarily due to an increase in depreciation expense associated with the wireless network placed in service.

Segment Adjusted EBITDA increased $6.8 million, or 26%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, the increase was $3.3 million, or 11%. This increase was primarily the result of the increase in subscriber revenues, partially offset by increases in equipment subsidies, cost of service, and general and administrative costs.

Capital expenditures decreased $3.5 million, or 26%, for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, capital expenditures declined $5.3 million, or 34%. This decline is mainly the result of timing of spending on certain capital projects.

Subscriber Count

2degrees’ wireless subscriber base declined 2% compared to March 31, 2020, driven by a 6% decline in prepaid wireless subscribers. During the first quarter of 2021, 2degrees removed approximately 28 thousand aged and inactive subscribers that were not generating meaningful prepaid service revenues. Excluding the impact of the removal of these subscribers during the first quarter of 2021, 2degrees’ total wireless subscriber base was flat and the prepaid wireless subscriber base declined 3% compared to March 31, 2020. This decline was due to fewer prepaid subscribers acquired through the tourist channel as a result of the closure of New Zealand’s border associated with the COVID-19 pandemic, partially offset by a decline in prepaid churn (excluding the one-time removal of certain inactive prepaid subscribers mentioned earlier).

Postpaid wireless subscribers increased 6% compared to March 31, 2020, driven by improvements in postpaid churn, partially offset by a decline in additions due to the impact of the COVID-19 pandemic as described above. As of March 31, 2021, postpaid wireless subscribers comprised approximately 35% of the total wireless subscriber base, an increase of nearly three percentage points from March 31, 2020. Postpaid gross additions during the three months ended March 31, 2021 were supported by business postpaid subscribers which contributed 42% of the total postpaid gross additions.

As of March 31, 2021, 2degrees’ wireline subscriber base increased 17% compared to March 31, 2020. The wireline subscriber increase was mainly due to 2degrees’ competitive offerings, including promotions related to the cross selling of wireline services to 2degrees wireless subscribers, which continue to positively impact the growth of the wireline customer base. Furthermore, the acquisition of a large enterprise customer in the second half of 2020 had a positive impact on the ending wireline subscriber base. These increases were partially offset by a decline in wireline net additions for the three months ended March 31, 2021 compared to the same period in the prior year, due to a decline in wireline gross additions and an increase in wireline churn.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, the mix of business and consumer subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by subscribers and the mix of service plans and bundles.

Blended wireless ARPU increased 17% for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, blended wireless ARPU increased 3%. Prepaid ARPU increased 25% compared to the same period in 2020 (an increase of 10% excluding the impact of foreign currency), due to the uptake of higher value prepaid service plans. In addition, postpaid wireless subscribers comprised a higher proportion of the subscriber base in 2021 compared to 2020. These increases were partially offset by reduced roaming revenues which were significantly impacted by travel and movement restraints, with the ongoing closure of New Zealand’s border in response to the COVID-19 pandemic. Postpaid ARPU increased 9% for the three months ended March 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency, postpaid ARPU declined 4%, primarily due to these reduced roaming revenues.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2020.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high-quality customer care. NuevaTel focuses its customer targeting efforts on urban millennials and tech-savvy youth. It differentiates itself through simplicity, transparency and a strong brand. As of March 31, 2021, NuevaTel had approximately 1.7 million wireless subscribers which management estimates to be a market share of 15%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2020.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the recently renewed first license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using fixed LTE technologies through spectrum licenses in the 3500 MHz band with terms that expire between 2024 and 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted in 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT required carriers to implement number portability. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to the 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice (“Supreme Tribunal”) on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on the condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing. NuevaTel accrued $4.5 million for this fine in 2018. NuevaTel has appealed the reinstatement to the Supreme Tribunal. The ATT initiated a separate court proceeding against NuevaTel to collect the fine; it was required by the court to refile and has yet to serve its complaint on NuevaTel. When served, NuevaTel will assert that the time allowed under new regulations for the collection of the fine has expired and that, in any event, it is not obligated to pay until the Supreme Tribunal rules on its appeal. Unless the collection proceeding is dismissed, NuevaTel expects that it will be required to deposit the fine amount in a restricted account pending resolution of NuevaTel’s appeal before the Supreme Tribunal. In 2020, the ATT revised its regulations to reduce fines for unintentional service outages and similar failures to comply with service quality rules. Fines of the size imposed on NuevaTel in the past are expected to be less likely to occur in the future, but there is no indication that the ATT will relax its enforcement of service continuity and service quality requirements.

NuevaTel’s license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract’s term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. If NuevaTel is unable to renew its insurance policies, it would be required to obtain a performance bond issued by a Bolivian bank. This type of performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Entel, the government-owned wireless carrier, maintains certain advantages under the telecommunications regulatory framework as administered by the Bolivian government. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amounts for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended March 31,		% Variance
(in millions, unless otherwise noted)	2021	2020	3 mo. vs 3 mo.
Service revenues	$34.7	$42.2	(18)%
Total revenues	$35.0	$44.1	(21)%
Segment Adjusted EBITDA	$3.2	$5.0	(36)%
Segment Adjusted EBITDA Margin %(1)	9.2%	11.8%	(2.6	)pts

Postpaid Subscribers (in thousands)
Net losses	(12)	(11)	(16)%
Total postpaid subscribers	247	309	(20)%

Prepaid Subscribers (in thousands)
Net losses	(55)	(44)	(25)%
Total prepaid subscribers	1,405	1,423	(1)%

Other wireless subscribers (in thousands)(2)	62	64	(3)%
Total wireless subscribers (in thousands)	1,713	1,796	(5)%

Blended wireless churn	9.0%	7.1%	1.9	pts
Postpaid churn	3.6%	3.2%	0.4	pts

Monthly blended wireless ARPU (not rounded)	$6.51	$7.63	(15)%
Monthly postpaid wireless ARPU (not rounded)	$20.30	$20.65	(2)%
Monthly prepaid wireless ARPU (not rounded)	$3.81	$4.51	(16)%
Capital expenditures(3)	$1.0	$2.4	(57)%
Capital intensity	3.0%	5.8%	(2.8	)pts

pts - percentage points

(1)Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.

(2)Includes public telephony, fixed LTE and other wireless subscribers.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Service revenues declined $7.5 million, or 18%, for the three months ended March 31, 2021 compared to the same period in 2020, reflecting declines in both postpaid and prepaid revenues. Postpaid revenues declined $4.1 million, or 21%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to the decline in the postpaid subscriber base attributable to the impact of the COVID-19 pandemic. Prepaid revenues declined $3.2 million, or 16%, compared to the same period in 2020, primarily due to a 16% drop in prepaid ARPU, as voice revenues declined due to lower voice traffic, also attributable to the impact of the COVID-19 pandemic, as well as continued data pricing pressure.

Total revenues declined by $9.1 million, or 21%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to the decrease in service revenues discussed above.

For the three months ended March 31, 2021, compared to the same period in 2020, operating expenses declined $8.2 million, or 17%, primarily due to the following:

•	Cost of service declined $1.8 million, or 9%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel’s network. This decline was also attributable to a reduction in site maintenance expense and other insignificant declines;

•	Cost of equipment sales declined $1.6 million, or 70%, for the three months ended March 31, 2021 compared to the same period in 2020, mainly due to a decrease in the number of handsets sold during the period;

•	Sales and marketing declined $2.6 million, or 31%, for the three months ended March 31, 2021 compared to the same period in 2020, reflecting cost control measures, including a decrease in salaries and wages and reduced outsourcing costs as a result of the workforce reductions which occurred during the fourth quarter of 2020. There was also lower commissions expense as a result of lower amortization expense of contract acquisition costs in the period;

•	General and administrative declined $1.6 million, or 19%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a decrease in salaries and wages, consulting costs, outsourcing costs and other individually insignificant items associated with continued cost controls implemented in response to the COVID-19 pandemic; and

•	Depreciation, amortization and accretion declined $0.8 million, or 8%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a lower asset basis being depreciated.

Segment Adjusted EBITDA declined $1.8 million, or 36%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to the decrease in service revenues partially offset by the declines in expenses described above associated with continued cost controls implemented by management.

Capital expenditures declined by $1.4 million, or 57%, for the three months ended March 31, 2021 compared to the same period in 2020, mainly due to the timing of spending and delays in projects impacted by the COVID-19 pandemic.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid. Postpaid subscribers were 14% of the wireless subscriber base as of March 31, 2021. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers and fixed LTE wireless subscribers; these subscribers comprised 2% and 1%, respectively, of the overall subscriber base as of March 31, 2021.

Bolivia’s wireless subscriber base declined 5% as of March 31, 2021 compared to March 31, 2020, primarily as a result of a 20% decline in postpaid subscribers. Prepaid subscribers declined 1% as of March 31, 2021 compared to March 31, 2020. The impact of the COVID-19 pandemic primarily contributed to the decline in postpaid subscribers.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU declined 15% for the three months ended March 31, 2021 compared to the same period in 2020, driven primarily by declines in postpaid and prepaid wireless ARPU. Prepaid wireless ARPU declined 16% for the three months ended March 31, 2021 compared to the same period in 2020, due to the impact of the COVID-19 pandemic which decreased mobile needs and impacted voice usage. The decline in prepaid wireless ARPU was also due to continued competitive pricing pressures in the market. Postpaid wireless ARPU declined 2% for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a decrease in voice usage partially offset by an increase in data revenue per average subscriber.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2020.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of March 31, 2021 and December 31, 2020. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data
	As of March 31,	As of December 31,
(in millions, except as noted)	2021	2020	Change includes:
Cash, cash equivalents and restricted cash % Change	$93.3 (9)%	$102.5	Decline is due to $17.4 million of purchases of property and equipment and additions to license costs and $5.3 million of cash used in operating activities during the three months ended March 31, 2021, partially offset by $13.2 million of proceeds from debt and the EIP receivables financing obligation, net of payments.

Other current assets % Change	166.0 9%	152.4	Increase is primarily due to NuevaTel’s prepayment of annual license and spectrum fees and 2degrees’ prepayment of the managed capacity service arrangement that are amortized over the period of use during the year.

Property, equipment and intangibles, net % Change	427.0 (5)%	448.4	Decline is primarily due to additions during the three months ended March 31, 2021 being less than depreciation and amortization along with $9.0 million attributable to the impact of foreign currency translation.

Other non-current assets % Change	277.2 (3)%	285.7	Decline is primarily due the amortization of operating lease right of use assets during the three months ended March 31, 2021 and 2degrees’ income tax expense during the period and resulting decline in deferred tax assets.

Total assets	$963.6	$989.0
Current portion of long-term debt and financing lease liabilities % Change	$34.6 65%	$21.0	Increase is primarily due to net proceeds from the EIP receivables financing obligation during the three months ended March 31, 2021.

All other current liabilities % Change	188.7 (5)%		198.1	Decline reflects the reduction in accruals at 2degrees related to handset purchases and bonuses. These declines were partially offset by an increase in accrued interest on the Trilogy LLC 2022 Notes.

Long-term debt and financing lease liabilities % Change	624.8 (1)%		630.8	Decline is primarily due to $6.4 million attributable to cumulative translation adjustments.

All other non-current liabilities % Change	171.4 (4)%		178.1	Decline is primarily related to the transfer of operating lease liabilities from long-term to short-term liabilities as amounts became current and the change in fair value of interest swap agreements at 2degrees.

Total shareholders’ deficit % Change	(56.0 (44	) )%	(38.9)	Increase is primarily due to the net loss during the three months ended March 31, 2021 and the impact of foreign currency translation adjustments.
Total liabilities and shareholders’ deficit	$963.6		$989.0

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	2021	2020				2019
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Service revenues	$138.2	$134.6	$126.3	$115.3	$127.8	$131.2	$134.1	$136.1
Equipment sales	31.1	34.2	27.5	19.7	25.0	34.9	26.4	43.5
Total revenues	169.3	168.8	153.7	135.0	152.8	166.1	160.5	179.6
Operating expenses	(166.1)	(169.4)	(149.5)	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)
Operating income (loss)	3.3	(0.6)	4.3	(8.3)	(0.8)	3.6	6.3	6.7
Interest expense	(13.3)	(12.7)	(11.3)	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)
Change in fair value of warrant liability	0.1	0.1	(0.1)	-	(0.1)	0.2	0.2	0.1
Other, net	1.8	(1.5)	(0.2)	(1.0)	(2.0)	1.5	0.4	(0.2)
Loss before income taxes	(8.2)	(14.7)	(7.3)	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)
Income tax (expense) benefit	(3.6)	(5.5)	(15.7)	1.2	(3.1)	44.4	(0.8)	(1.1)
Net (loss) income	(11.7)	(20.2)	(23.0)	(19.2)	(17.3)	38.4	(5.1)	(6.4)
Net loss (income) attributable to noncontrolling interests	3.0	7.8	9.8	8.2	6.1	(21.1)	0.3	0.7
Net (loss) income attributable to TIP Inc.	$(8.7)	$(12.4)	$(13.2)	$(11.0)	$(11.1)	$17.3	$(4.8)	$(5.6)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.15)	$(0.21)	$(0.23)	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)
Diluted	$(0.15)	$(0.21)	$(0.23)	$(0.19)	$(0.19)	$0.30	$(0.08)	$(0.10)

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets, changes in income taxes, and impact of the COVID-19 pandemic.

New Zealand and Bolivia

Trends in New Zealand’s and Bolivia’s service revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;
•	Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;
•	Increased competition leading to larger data bundles offered for prices which have impacted data ARPU;
•	Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;
•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
•	Lower roaming revenue due to mobility restrictions associated with the COVID-19 pandemic;
•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;
•	Seasonal promotions which are typically more significant in periods closer to year-end;
•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage;

•	Higher costs associated with the retention of high-value subscribers; and
•	Decline in gross subscriber additions due to decreased commercial activity resulting from COVID-related societal restrictions and economic contraction.

Trends in New Zealand’s service revenues and operating performance that are unique to its fixed broadband business include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	Subscribers bundling their service plans at a discount;
•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
•	Availability of fiber services in a particular area or general network coverage; and
•	Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of March 31, 2021, the Company had approximately $93.3 million in cash, cash equivalents and restricted cash, of which $30.4 million was held by 2degrees, $30.9 million was held by NuevaTel and $32.0 million was held at headquarters and others. Of the $32.0 million held at headquarters and others, $30.4 million is unavailable for use in general operations due to certain restrictions in place imposed by the note purchase agreement entered into in connection with the issuance of the TISP 2022 Notes. For additional information, see Note 7 – Debt to the Condensed Consolidated Financial Statements. Cash, cash equivalents and restricted cash as of March 31, 2021 decreased $9.2 million as compared to December 31, 2020, primarily due to purchases of property and equipment, payments of debt, renewal of the license for 2degrees’ 1800 and 2100 MHz spectrum holdings and cash used in operating activities, partially offset by proceeds from the EIP receivables financing obligation.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. From a cash and liquidity standpoint, NuevaTel has been able to maintain sufficient liquidity in part due to cash management efforts throughout the year, resulting in $30.9 million of cash, cash equivalents and restricted cash at NuevaTel as of March 31, 2021.

The Trilogy LLC 2022 Notes and the TISP 2022 Notes are scheduled to mature on May 1, 2022 unless they are refinanced or maturity dates are extended. In May 2021, the Company commenced a private exchange offer and consent solicitations to extend the maturity dates of these notes to May 2023 (the “Exchange Offer and Consent Solicitations”). Contractual commitments have been received from certain existing holders of the Trilogy LLC 2022 Notes and from holders of the TISP 2022 Notes such that the Exchange Offer and Consent Solicitations are expected to be consummated under binding and enforceable terms currently in effect. As a result, the maturity dates of the full outstanding balance of the principal amount of the combined notes are expected to be extended until May 15, 2023. See Note 18 – Subsequent Events to the Condensed Consolidated Financial Statements for additional information regarding the Exchange Offer and Consent Solicitations.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Three Months Ended March 31,		% Variance
(in millions)	2021	2020	2021 vs 2020
Net cash (used in) provided by
Operating activities	$(5.3)	$(13.1)	60%
Investing activities	(15.9)	(17.7)	10%
Financing activities	12.9	1.1	n/m
Net decrease in cash, cash equivalents and restricted cash	$(8.3)	$(29.8)	72%
n/m - not meaningful

Cash flow used in operating activities

Cash flow used in operating activities declined by $7.8 million for the three months ended March 31, 2021 compared to the same period in 2020. This decline included a reduction in tax payments in the first quarter of 2021 compared to the same period in 2020 along with the impact of other changes in working capital accounts.

Cash flow used in investing activities

Cash flow used in investing activities declined by $1.8 million for the three months ended March 31, 2021 compared to the same period in 2020, due to a $4.9 million decline in capital expenditures and $3.0 million in maturities and sales of available-for-sale investments in 2021. These changes were partially offset by the license renewal for 2degrees’ 1800 and 2100 MHz spectrum holdings of $6.2 million in 2021.

Cash flow provided by financing activities

Cash flow provided by financing activities increased by $11.8 million for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily due to a $7.5 million increase in proceeds, net of repayments, from the EIP receivables financing obligation in the first quarter of 2021 compared to the same period in 2020. For additional information regarding the EIP receivables financing obligations, see Note 7 – Debt to the Condensed Consolidated Financial Statements. The increase was also attributable to $5.1 million of dividends paid to noncontrolling interest during the three months ended March 31, 2020 while no dividends were paid in 2021.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of March 31, 2021 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2022 to	2024 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2021	2023	2025	2026
(in millions)
Long-term debt, including current portion(1)	$667.5	$33.3	$607.4	$13.3	$13.6
Interest on long-term debt and obligations(2)	81.0	44.1	30.9	3.7	2.3
Operating leases	202.3	21.0	50.1	47.0	84.3
Purchase obligations(3)	281.8	105.7	127.3	29.9	18.9
Long-term obligations(4)	2.1	0.3	1.4	0.4	-

Total	$1,234.8	$204.3	$817.2	$94.2	$119.1

(1) Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $2.7 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2) Includes contractual interest payments using the interest rates in effect as of March 31, 2021.

(3) Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4) Includes the fair value of derivative financial instruments as of March 31, 2021. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture, the RCG, to fund a portion of the country’s rural broadband infrastructure project. As of March 31, 2021, we have included the estimated unfunded investment obligation of 2degrees through 2022 under this agreement in the amount of approximately $3.6 million, based on the exchange rate at that date. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

During the first half of 2020, 2degrees began fit-out design work in accordance with a pre-lease agreement with a New Zealand real estate developer for the construction of a commercial building and future lease of space to 2degrees for its corporate headquarters. The pre-lease agreement requires 2degrees to enter into a lease upon completion of construction and allows for coordination of the fit-out of the headquarters space during the construction period. Construction is expected to be completed in the third quarter of 2021. Upon completion of construction, 2degrees will execute a twelve-year lease with total expected rent payments over the lease term, including contractual rent increases, of approximately $68 million NZD ($48 million based on the exchange rate at March 31, 2021). Since the lease has not yet been executed, we have not included these payments in the table above. Subsequent to March 31, 2021, 2degrees gained physical access to the facility, and a related lease commencement assessment will occur in the second quarter of 2021.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company’s Condensed Consolidated Financial Statements as of March 31, 2021.

Transactions with Related Parties

For information on related party transactions, see Note 19 – Related Party Transactions to our Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long-term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements. The preparation of the Company’s audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the Notes to the Condensed Consolidated Financial Statements, there have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements and Note 8 – Derivatives Financial Instruments to the Condensed Consolidated Financial Statements.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 59,921,124 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Class C Units – redeemable for Common Shares	26,419,635
Warrants	13,402,685
Restricted share units (unvested)	4,749,249
Deferred share units	593,982

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 45,165,551 Common Shares.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and are more fully described under the heading “Risk Factors” in the 2020 Annual Report filed by TIP Inc. on SEDAR and on EDGAR on March 24, 2021 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended, to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is (a) recorded, processed, summarized and reported within the time periods specified in the applicable securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, to ensure appropriate and timely decisions are made regarding public disclosure.

Based on management’s evaluation, the CEO and the CFO concluded that, as of March 31, 2021, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.  Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2021, there have been no changes made in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Net loss margin is calculated as Net loss divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss.

Consolidated Adjusted EBITDA	Three Months Ended March 31,
(in millions)	2021	2020
Net loss	$(11.7)	$(17.3)

Interest expense	13.3	11.4
Depreciation, amortization and accretion	28.2	26.0
Income tax expense	3.6	3.1
Change in fair value of warrant liability	(0.1)	0.1
Other, net	(1.8)	2.0
Equity-based compensation	1.0	1.0
Loss on disposal of assets and sale-leaseback transaction	0.4	0.7
Transaction and other nonrecurring costs(1)	-	0.5
Consolidated Adjusted EBITDA(2)	$32.9	$27.4

Net loss margin (Net loss divided by service revenues)	(8.5)%	(13.5)%
Consolidated Adjusted EBITDA Margin (Consolidated Adjusted EBITDA divided by service revenues)	23.8%	21.4%

(1)2020 includes costs related to the implementation of the new lease standard of approximately $0.4 million.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary and, as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to increase Adjusted EBITDA by $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy LLC 8.875% senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”), the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA
	Three Months Ended
	March 31,
(in millions)	2021	2020
Consolidated Adjusted EBITDA	$32.9	$27.4
Realized (loss) gain on foreign currency	(0.3)	0.4
Interest income	0.1	0.1
New accounting standard impacts(1)	(0.7)	(0.7)
TIP Inc. Adjusted EBITDA	0.1	0.1
Trilogy LLC Consolidated EBITDA	$32.1	$27.3

(1)Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes the impacts of accounting standards adopted subsequent to the issuance of the Trilogy LLC 2022 Notes. For additional information and details regarding adoption of the new revenue standard in 2019 see Note 13 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements.

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy	Three Months Ended
	March 31,
(in millions)	2021	2020
Cost of equipment sales	$34.1	$26.2
Less: Equipment sales	(31.1)	(25.0)
Equipment Subsidy	$3.1	$1.3

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

•	Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•	Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

•	Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU calculations.

•	Wireless data average revenue per wireless user (“data ARPU”) is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•	Service revenues (“service revenues”) is a component of total revenues that excludes equipment sales.

•	Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•	Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

•	Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

•	Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.